Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following is a presentation relating to the proposed transaction between Solstice Advanced Materials Inc. (“Solstice”) and Element Solutions Inc (“Element Solutions”) provided to employees of Solstice on July 7, 2026.

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July 7, 2026 Employee Town Hall David Sewell, President and CEO 2

© 2026 Solstice Advanced Materials US, Inc. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction and the industry, business and financial results of each company and the combined company. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe[s] that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Important Information About the Proposed Transactions and Where to Find It In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Solstice and Element Solutions. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF Solstice AND Element Solutions ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING Solstice, Element Solutions, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, [●], or from Element Solutions at its website, [●] (information included on or accessible through either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication). Participants in Solicitation Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction. Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on [●], 2026. To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on [●], 2026. To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above. 3 Forward-Looking Statements & Other Disclaimers

© 2026 Solstice Advanced Materials US, Inc. Milestone Event Milestone Event 4 What did we announce? Who is Element Solutions? Implications for Solstice Employees? Solstice entered into a definitive agreement to acquire Element Solutions, a separate publicly-traded company Element is a global, specialty chemicals technology company focused on electronics and select industrial end-markets Today: No immediate change, roles & responsibilities continue as usual After Close: Will begin integrating the combined company, becoming stronger together Goal is to create a global, industry-leading advanced materials platform, uniquely positioned to deliver for customers

© 2026 Solstice Advanced Materials US, Inc. Source: Element Solutions 2025 10-K and 2026 Investor Day. Business segment breakdowns are derived from 2025 revenue, as adjusted to reflect the acquisitions of Micromax and EFC Gases. 1Non- GAAP measure. 2FCF not adjusted to reflect the acquisitions of Micromax and EFC Gases. 5 50+ Countries Key Business Drivers Exposure to Secular Tailwinds Specification-Driven, Mission- Critical Capabilities Customer-Intimate Applications Development and Technical Service Recurring, Consumable Revenue Model Capital-Light, High Return Model Scaling AI Infrastructure Packaging Capacity Investment Ongoing Electrification Digitized Industrial Operations Element Solutions at a Glance

© 2026 Solstice Advanced Materials US, Inc. Combined Company Aligned to Attractive End-Markets Advanced Packaging Thermal Chip Management Uranium Conversion Data Center Cooling Copper Interconnects Nuclear Services Unique Combined Portfolio Solutions Poised to Meet Generational Demand Source: For illustrative purposes, see slide 2 for more information. Eclipse Adj. EBITDA and Adj. EBITDA margin includes pro-forma adjustment of $61m from the impact of the. acquisitions of Micromax and EFC Gases. 1 Non-GAAP measure, inclusive of $180M of expected run-rate synergies. 2Element Solutions’ information is not pro forma adjusted for acquisitions of Micromax and EFC Gases. 6 Net Sales $6.8B Adj. EBITDA1 $1.7B Combined Solstice By Geography2 Patents owned / pending / licenses 8,300+ U.S. 43% ROW 43% EMEA 14% 26% Adj. EBITDA Margin1 Combined Solstice By End-Market RAS 43% Specialties 12% Electronics 34% ESM (Ex-Electronics) 11% Combined1 (2025)

© 2026 Solstice Advanced Materials US, Inc. A Generational Opportunity: Growing Demand for Advanced Computing and Data Centers A Generational Opportunity: Growing Demand for Advanced Computing and Data Centers 7 Computing Data Centers Nuclear / Energy Customer Requirements • Scaling capacity for chip production • Smaller chips need upgraded chemistry • Heat and power require thermal management • AI demand driving need for more data centers • Data centers requiring unique, advanced cooling solutions because of the resulting temperatures from high levels of compute • Macro trends driving energy demand • Growing acceptance of nuclear as a solution Refrigerants for cooling Thermal interface materials Chip materials Advanced packaging Synthetic chemistry Nuclear Conversion Solstice + Element Solutions Demand Drivers

© 2026 Solstice Advanced Materials US, Inc. 8 Solstice + Element Solutions Chip Fabrication Advanced Packaging PCB Building Final Assembly Together, doing what no one else can do: Underpinned by high-quality materials, exceptional technical services and customer support Signal integrity at speed Materials that keep data clean and fast as chips get denser, hotter and more demanding. Specialty materials, at every step From chip fabrication to final assembly and cooling, support for the whole cycle. Thermal control, end-to-end Heat pulled out at the source, on the chip itself and across the entire data center. One Platform, From Chip to Finished Device One Platform, From Chip to Finished Device

© 2026 Solstice Advanced Materials US, Inc. 9 Complementary Go-to-Market Capabilities Complementary portfolios expected to create a stronger, more differentiated partner, bringing together end-to-end solutions that help customers build a future-ready value chain Synthetic & Fine Chemical Expertise • Turn conceptual designs into functional new material platforms Formulation Expertise • Broad formulation capabilities across multiple end markets; 2,600+ patents Deep Connectivity • Longstanding, spec’d in relationships with leading electronics customers; ability to address needs Customer-Led Innovation • Co-development of solutions and applications to enable customer innovation roadmaps Application Expertise • In-depth engineering knowledge across breadth of products and end-markets On-Site Technical Service Teams • Support new technology installations and ongoing production; +40% of FTEs in technical roles Product Innovation Technical Service

© 2026 Solstice Advanced Materials US, Inc. Expected Benefits from This Transaction Expected Benefits from This Transaction 10 • Expected to strengthen and expand our longstanding customer relationships • Expected to enhance capabilities and bring together experienced technical service with deep subject-matter expertise • Combined solutions drive value through an integrated approach CUSTOMERS • Increased know-how and talent base are expected to accelerate innovation • Added potential career and other development opportunities from being part of a larger enterprise • Company growth expected to provide more opportunities to invest in the future • Combined platform strongly positioned to drive performance • Differentiated offerings to enable competitive advantages • Enhanced scale to create a well-balanced company poised for additional growth EMPLOYEES SHAREHOLDERS Significant potential benefits for all stakeholders

© 2026 Solstice Advanced Materials US, Inc. What Happens Next* What Happens Next* 11 July 2026 Announced transaction, host conversations Q3/Q4 2026 Both Solstice and Element Solutions shareholders vote to approve the transaction ~1H 2027 Regulators to review the transaction and provide approval to complete ~1H 2027 Receive all required approvals and conditions; acquire Element Solutions Deal Announcement Shareholder Approvals Regulatory Approval Deal Close We remain two separate companies until deal close, anticipated 1H 2027 *Subject to shareholder and regulatory approvals

© 2026 Solstice Advanced Materials US, Inc. A Milestone Event for Solstice A Milestone Event for Solstice 12 Everyone can help by staying focused on their objectives Critical to take care of our customers while executing against our 2026 goals Unique, comprehensive, integrated electronics platform End-to-end offerings for the creation of semiconductors Advanced computing is a generational opportunity Poised to benefit from extended growth in electronics, data centers and nuclear Combination expected to create a highly differentiated company Strong market opportunities We have the right team in place for this transaction to result in a bigger and better company. Thank you for your support, leadership and ongoing contributions.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected net synergies. Combined Adjusted EBITDA Margin is inclusive of expected net synergies. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies, net of the costs to achieve.